PRESS RELEASE

BROOKFIELD INFRASTRUCTURE REPORTS SECOND QUARTER 2017 RESULTS

Brookfield, News, August 3, 2017 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2017.

	Three Months Ended June 30		Six Months Ended June 30
US$ millions (except per unit amounts), unaudited	2017	2016	2017	2016
Net income[1]	$5	$156	$21	$234
–per unit[2,3]	$(0.06)	$0.39	$(0.09)	$0.56
FFO[4]	$295	$230	$556	$464
–per unit[5]	$0.80	$0.67	$1.51	$1.35

Brookfield Infrastructure reported net income for the quarter of $5 million (loss of $0.06 per unit) compared to net income of $156 million ($0.39 per unit) in the prior year. Net income was higher across the majority of our operating segments compared to 2016, however, these results were offset by the impact of non-cash movements on foreign currency hedges. The prior period also included a non-recurring gain of $98 million related to our toll roads business.

FFO of $295 million increased by 28% compared to the prior year, as our operations continue to benefit from strong organic growth. In addition, contribution from the recent acquisition of a regulated gas transmission business in Brazil positively impacted results during the quarter. Our payout ratio6 for the period was 66%, which remains within our target range of 60-70%.

“2017 is shaping up to be another strong year for our business, with FFO per unit up 12% year-to-date,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “With a significant committed backlog of organic growth projects that currently stands at $2.4 billion, and a robust pipeline of projects under consideration, we have good visibility on growth for the remainder of the year and beyond.”

Segment Performance

Our utilities business generated FFO of $168 million for the quarter, up 68% from the prior year. This was driven by the commissioning of new capital into our rate base over the past 12 months, as well as the closing of our Brazilian regulated gas transmission investment, which has contributed meaningfully to our results. The increase was partially offset by a reduction in the allowed return at our Australian regulated terminal due to a regulatory reset finalized in late 2016 and the impact of the sale of our Canadian electricity transmission asset last year.

The transport segment had a strong quarter with FFO of $134 million, an increase of 31% over the same period in 2016. This was driven by 12% year-over-year organic growth on a constant currency basis, as well as contributions from new investments in our toll roads and port operating groups over the past year. These positive results more than offset lower earnings from our rail assets.

Our energy business posted FFO of $43 million in the quarter, in-line with the same period last year. Performance was driven by our North American natural gas transmission business which benefited from higher transport volumes, new contracts and reduced leverage, as well as contributions from our North American gas storage business acquired in 2016. Results were offset by the impact of the sale of our Channel Islands distribution business in mid-2016.

The communications infrastructure segment also contributed in-line with the prior year, generating $19 million of FFO in the second quarter. The business delivered results consistent with expectations as a result of its stable and predictable cash flow profile.

	Three Months Ended June 30		Six Months Ended June 30
US$ millions, unaudited	2017	2016	2017	2016
FFO by segment
Utilities	$168	$100	$268	$200
Transport	134	102	257	196
Energy	43	43	105	83
Communications Infrastructure	19	19	38	38
Corporate and other	(69)	(34)	(112)	(53)
FFO	$295	$230	$556	$464

Update on Strategic Initiatives

We are working on satisfying various conditions precedent in order to close two transactions which are expected to be accretive to the future results of the business. Additionally, we have completed several key asset management initiatives at our operations.

Pending Transactions

•	Indian telecom business – The previously announced $200 million investment (BIP’s share) in a portfolio of over 40,000 towers from Reliance Telecom is conditional on, among other standard conditions, the merger of Reliance Communications with Aircel. These initiatives are still underway and as such, closing of the transaction is anticipated by the end of the year.

•	Peruvian water utility – Closing of the acquisition of a Peruvian water irrigation system for an investment of approximately $15 million is expected to occur following receipt of customary regulatory approvals. While modest in size, this investment represents a high-quality business being acquired for good value, which will contribute to our growing presence in the water sector.

Key Highlights from our Operations

•	Significant refinancing initiative – We completed the final phase of a plan to reduce leverage at our North American natural gas transmission business by raising $1.4 billion of corporate bonds with an average term of 7.5 years and an average rate of 4.625%. This follows the paydown of the 2019 corporate notes in June, supported by a capital injection by the company’s shareholders (BIP’s share – $200 million). These activities resulted in a significant upgrade to the company’s credit ratings.

•	French telecommunications deployment – During the quarter, our French Telecom business secured its second fibre-to-the-home contract, bringing our total contracted households to 195,000 for a total investment of $50 million (BIP’s share). We are focused on securing additional concessions currently up for tender by the French government which could lead to a potential $200 million investment (BIP’s share) and would further expand our footprint in urban areas.

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Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.435 per unit, payable on September 29, 2017 to unitholders of record as at the close of business on August 31, 2017. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5 and Series 7 have also been declared.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

– ends –

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the investors section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2017 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on August 3, 2017 at 9:00 a.m. Eastern Time at http://services.choruscall.ca/links/bip20170803.html or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Access code: 1493).

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”,  “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the acquisitions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1	Includes net income attributable to non-controlling interests‒Redeemable Partnership Units held by Brookfield, general partner and limited partners.
2	Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2017 was 259.6 million and 259.5 million, respectively (2016 – 243.2 million for the three and six-month periods).
3	Loss per LP unit as allocation of net income is reduced by preferred unit and incentive distributions paid during the period.
4	FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.
5	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six-month periods ended June 30, 2017 was 369.6 million and 369.5 million, respectively (2016 – 345.1 million for three and six-month periods).
6	Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.
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Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2017	Dec 31, 2016

Assets
Cash and cash equivalents	$468	$786
Financial assets	193	92
Property, plant and equipment	9,188	8,656
Intangible assets	9,874	4,465
Investments in associates	5,085	4,727
Investment properties	163	154
Deferred income taxes and other	3,313	2,376
Assets classified as held for sale	20	19
Total assets	$28,304	$21,275

Liabilities and partnership capital
Corporate borrowings	$2,356	$1,002
Non-recourse borrowings	7,751	7,324
Financial liabilities	1,358	381
Deferred income taxes and other	4,215	2,924
Total liabilities	15,680	11,631

Partnership capital
Limited partners	4,253	4,611
General partner	26	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,705	1,860
Interest of others in operating subsidiaries	6,045	2,771
Preferred unitholders	595	375
Total partnership capital	12,624	9,644
Total liabilities and partnership capital	$28,304	$21,275

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Brookfield Infrastructure Partners L.P.

Consolidated Statements of Operating Results

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, except per unit information, unaudited	2017	2016	2017	2016

Revenues	$934	$462	$1,590	$916
Direct operating costs	(373)	(198)	(716)	(400)
General and administrative expenses	(59)	(40)	(110)	(77)
Depreciation and amortization expense	(206)	(108)	(326)	(208)
	296	116	438	231
Interest expense	(107)	(101)	(201)	(196)
Share of earnings from associates	36	106	59	110
Revaluation (losses) gains on hedging items	(29)	32	(66)	40
Other (expense) income	(5)	7	19	62
Income before income tax	191	160	249	247
Income tax (expense) recovery
Current	(38)	(8)	(50)	(12)
Deferred	(18)	7	(18)	12
Net income	135	159	181	247
Non-controlling interest of others in operating subsidiaries	(130)	(3)	(160)	(13)
Net income attributable to partnership	$5	$156	$21	$234

Attributable to:
Limited partners	(16)	96	(24)	137
General partner	28	20	56	40
Non-controlling interest – redeemable partnership units held by Brookfield	(7)	40	(11)	57
Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.06)	$0.39	$(0.09)	$0.56

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2017 were 259.6 million and 259.5 million, respectively (2016 – 243.2 million for the three and six-month periods).

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Brookfield Infrastructure Partners L.P.

Consolidated Statements of Cash Flows

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, unaudited	2017	2016	2017	2016

Operating Activities
Net income	$135	$159	$181	$247
Adjusted for the following items:		)
Share of earnings from associates, net of distributions	(16)	(103)	(21)	(90)
Depreciation and amortization expense	206	108	326	208
Market-to-market on hedging items, provisions and other	54	(16)	75	(32)
Deferred tax expense (recovery)	18	(7)	18	(12)
Change in non-cash working capital, net	22	18	18	─
Cash from operating activities	419	159	597	321

Investing Activities
Investments, net of disposals
Operating assets	(4,203)	(158)	(4,203)	(193)
Associates	(269)	(502)	(318)	(504)
Long-lived assets	(176)	(129)	(310)	(292)
Financial assets	72	11	(24)	(7)
Net settlements of foreign exchange contracts	(10)	(20)	(40)	30
Cash used by investing activities	(4,586)	(798)	(4,895)	(966)

Financing Activities
Distributions to limited and general partners	(196)	(153)	(390)	(306)
Net borrowings:
Corporate	628	646	1,311	798
Subsidiary	250	20	209	55
Other	—	—	—)	(38)
Issuance of preferred units	—	—	220	—
Issuance of partnership units, net of repurchases	5	2	11	5
Capital provided by non-controlling interest, net of distributions	2,629	253	2,615	301
Cash from financing activities	3,316	768	3,976	815

Cash and cash equivalents
Change during the period	$(851)	$129	$(322)	$170
Impact of foreign exchange on cash	(4)	1	4	9
Balance, beginning of period	1,323	248	786	199
Balance, end of period	$468	$378	$468	$378

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Brookfield Infrastructure Partners L.P.

Statements of Funds from Operations

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, unaudited	2017	2016	2017	2016

Adjusted EBITDA
Utilities	$205	$134	$333	$268
Transport	171	147	336	279
Energy	63	66	149	138
Communications Infrastructure	23	23	45	44
Corporate and other	(59)	(40)	(110)	(77)
Total	403	330	753	652

Financing costs	(110)	(113)	(220)	(228)
Other income	2	13	23	40
Funds from operations (FFO)	295	230	556	464

Depreciation and amortization	(186)	(150)	(344)	(290)
Deferred taxes and other items	(104)	76	(191)	60
Net income attributable to the partnership	$5	$156	$21	$234

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

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Brookfield Infrastructure Partners L.P.

Statements of Funds from Operations per unit

	For the three-month period ended June 30,		For the six-month period ended June 30,
US$ millions, unaudited	2017	2016	2017	2016

(Loss) earnings per limited partnership unit[1]	$(0.06)	$0.39	$(0.09)	$0.56
Add back or deduct the following:
Depreciation and amortization	0.50	0.43	0.93	0.84
Deferred taxes and other items	0.36	(0.15)	0.67	(0.05)
FFO per unit[2]	$0.80	$0.67	$1.51	$1.35

1.	Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2017 were 259.6 million and 259.5 million, respectively (2016 – 243.2 million for the three and six-month periods).
2.	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and six-month periods ended June 30, 2017 were 369.6 million and 369.5 million, respectively (2016 – 345.1 million for the three and six-month periods).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

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Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	June 30, 2017	Dec 31, 2016

Assets
Operating groups
Utilities	$3,039	$1,807
Transport	3,709	3,549
Energy	1,800	1,564
Communications Infrastructure	556	541
Corporate cash and financial assets	130	549
	$9,234	$8,010

Liabilities
Corporate borrowings	$2,356	$1,002
Other liabilities	894	510
	3,250	1,512
Capitalization
Partnership capital	5,984	6,498
	$9,234	$8,010

Notes:

Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's financial position.

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